Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2022

Gurugram, India and New York March 28, 2023— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2022.

“We delivered strong YoY growth of 43.9% in Revenue and 42.5% in Adjusted Revenue driven by recovery in both our consumer and corporate travel business. The recovery was on account of the domestic travel market in India rebounding back to pre-covid levels, along with the on-boarding of new corporate customers in our corporate travel business. We signed a record number of 72 medium to large Corporate customers in the first 9-months of financial year 2022-23 as travel recovery gained momentum. Our Revenue and Adjusted Revenue for the quarter came in at INR 902.6 million (USD 10.9 million), and INR 1,488.7 million (USD 18 million), respectively. Marginal decline in Adjusted Revenue by 1.7% sequentially was on account of seasonality in our Corporate business with lower number of working days in the quarter on account of year-end holidays and festive season in India. Loss for the period was INR 217.5 million (USD 2.6 million) and Adjusted EBITDA Profit for the quarter came in at INR 36 million (USD 0.4 million). India’s domestic passenger traffic in the December 2022 quarter grew by 17% YoY, indicating the long-term growth trajectory for the Indian travel market. International travel also continued to improve gradually during the quarter ended December 31, 2022 following the easing of international travel restrictions, reaching approximately 88% of pre-covid levels. Corporate travel continues to be driver of growth for the company with gross bookings doubling YoY.

As you may recall, our Indian subsidiary, Yatra Online Limited (“Yatra India”), filed a Draft Red Herring Prospectus (‘DRHP’) about a year ago on March 25, 2022, with the Securities and Exchange Board of India (“SEBI”), which is the main stock market regulatory body in India for a potential initial public offering (“IPO”) and listing of its equity shares (“Equity Shares”) on the Indian stock exchanges (the “Indian IPO”). SEBI had issued the final observation letter dated November 17, 2022, which meant that Yatra India’s proposed initial public offering can open for subscription within 12 months of that date. We commenced our India investor outreach (IPO roadshow) in earnest at the beginning of the March quarter meeting with marquee investors in India including large domestic mutual funds, family offices and hedge funds in the Indian market. Our story has been well received given the strong underlying performance, strong recovery in both consumer and corporate travel in India and favorable macro trends for sustained longer-term growth momentum in the sector and we are now awaiting investor feedback. Given the overall macro environment in the global market, the investor feedback process has taken longer than expected but key investors continue to remain engaged and we are hopeful and confident of getting the IPO done. Aside from strengthening our balance sheet, we expect this offering to allow us to pursue new corporate business more aggressively and to explore strategic alliances with partners that might not have been comfortable with an overseas structure.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended December 31, 2022:

●	Revenue of INR 902.6 million (USD 10.9 million), representing an increase of 43.9% year-over-year basis (“YoY”).
●	Adjusted Revenue(1) of INR 1,488.7 million (USD 18.0 million), representing an increase of 42.5% YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 1,011.1 million (USD 12.2 million), representing an increase of 39.2% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 254.2 million (USD 3.1 million), representing an increase of 20.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 15,803.9 million (USD 191.1 million), representing an increase of 33.4% YoY.
●	Loss for the period was INR 217.5 million (USD 2.6 million) versus a loss of INR 144.7 million (USD 1.7 million) for the three months ended December 31, 2021, reflecting an increase in loss by INR 72.9 million (USD 0.9 million) YoY.
●	Result from operations were a loss of INR 63.0 million (USD 0.8 million) versus a loss of INR 151.3 million (USD 1.8 million) for the three months ended December 31, 2021, reflecting an improvement of 58.3% YoY.
●	Adjusted EBITDA(2) Profit was INR 36.0 million (USD 0.4 million) reflecting a decline of 18.2% YOY.

	Three months ended December 31,
	2021	2022	2022
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	627,097	902,572	10,911	43.9%
Results from operations	(151,258)	(63,029)	(761)	58.3%
Loss for the period	(144,677)	(217,529)	(2,629)	(50.4)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,044,948	1,488,672	17,997	42.5%
Air Ticketing	726,462	1,011,065	12,223	39.2%
Hotels and Packages	210,763	254,181	3,073	20.6%
Other Services	47,447	47,070	569	(0.8)%
Others (Including Other Income)	60,276	176,356	2,132	192.6%
Adjusted EBITDA (2)	43,991	35,964	435	(18.2)%
Operating Metrics
Gross Bookings (3)	11,848,711	15,803,918	191,053	33.4%
Air Ticketing	9,691,893	13,247,885	160,153	36.7%
Hotels and Packages	1,221,492	1,918,879	23,197	57.1%
Other Services (6)	935,326	637,154	7,703	(31.9)%
Net Revenue Margin% (4)
Air Ticketing	7.5%	7.6%
Hotels and Packages	17.3%	13.2%
Other Services	5.1%	7.4%
Quantitative details (5)
Air Passengers Booked	1,267	1,320		4.2%
Stand-alone Hotel Room Nights Booked	342	398		16.3%
Packages Passengers Travelled	4	6		40.6%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that have been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, bus, rail and cab and others services.

As of December 31, 2022, 63,505,389 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three and nine months ended December 31, 2022, the unaudited interim condensed consolidated statement of financial position as of December 31, 2022, the unaudited interim condensed consolidated statement of cash flows for the nine months ended December 31, 2022 and discussion of the results of the three months ended December 31, 2022 compared with three months ended December 31, 2021, were converted into U.S. dollars at the exchange rate of 82.72 INR per USD, which is based on the noon buying rate as at December 31, 2022, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Initial Public Offering of Yatra Online Limited

Yatra India is contemplating an initial public offering of its Equity Shares in India and filed a draft red herring prospectus (DRHP) on March 25, 2022 with the Securities and Exchange Board of India. The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. Yatra India has received the final observation letter dated November 17, 2022 from the SEBI in connection with the DRHP. The proposed Indian IPO can open for subscription within 12 months. The timing and completion of the Indian IPO is subject to various risks and uncertainties.

COVID-19 Pandemic

The Indian travel industry continues to see strong recovery in both Corporate and Consumer sectors, with both sectors growing healthily YoY. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and are dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. During the Covid-19 period we undertook various measures to drive efficiency and improve customer experience such as automation of re-scheduling and cancellation of bookings, along with certain cost reduction initiatives.

Geographical expansion

During the quarter ended March 31, 2023, our India subsidiary, Yatra Online Limited has set up wholly owned subsidiary in Dubai, U.A.E, primarily to focus on providing our corporate travel platform as a service to customers in the Middle East and Africa.

Results of Three Months Ended December 31, 2022

Revenue. We generated Revenue of INR 902.6 million (USD 10.9 million) in the three months ended December 31, 2022, an increase of 43.9% compared with INR 627.1 million (USD 7.6 million) in three months ended December 31, 2021. Increase in revenue was driven by recovery in both our consumer and corporate travel business in the three months ended December 31, 2022.

Service cost. Our Service cost increased to INR 200.0 million (USD 2.4 million) in the three months ended December 31, 2022, compared to Service cost of INR 79.8 million (USD 1.0 million) in the three months ended December 31, 2021, primarily due to higher package sales in the three months ended December 31, 2022 on account of recovery in consumer travel markets.

Adjusted Revenue.(1) Our Adjusted Revenue increased by 42.5% to INR 1,488.7 million (USD 18.0 million) in the three months ended December 31, 2022, from INR 1,044.9 million (USD 12.6 million) in the three months ended December 31, 2021. In the three months ended December 31, 2022, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 739.1 million (USD 8.9 million) compared to an add-back of INR 489.8 million (USD 5.9 million) in the three months ended December 31, 2021. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue has been primarily contributed by 64.1% from Adjusted Revenue from Air Ticketing, 9.8% from Adjusted Revenue from Hotels and Packages and 26.2% from Others (Including Other Income).

(1) See the section titled “Certain Non-IFRS Measures.”

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	324,041	350,065	207,146	383,796	43,436	39,420	52,474	129,291	627,097	902,572
Add: Customer promotional expenses	402,421	661,000	83,406	70,420	4,011	7,650	-		489,838	739,070
Service cost	-	-	(79,789)	(200,035)			-	-	(79,789)	(200,035)
Other income	-	-	-	-			-	-	7,802	47,065
Adjusted Revenue	726,462	1,011,065	210,763	254,181	47,447	47,070	52,474	129,291	1,044,948	1,488,672

Air Ticketing. Revenue from our Air Ticketing business was INR 350.1 million (USD 4.2 million) in the three months ended December 31, 2022 as compared to INR 324.0 million (USD 3.9 million) in the three months ended December 31, 2021, reflecting an increase of 8.0%.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 1,011.1 million (USD 12.2 million) in the three months ended December 31, 2022, as compared to INR 726.5 million (USD 8.8 million) in the three months ended December 31, 2021. In the three months ended December 31, 2022, Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 661.0 million (USD 8.0 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 402.4 million (USD 4.9 million) in the three months ended December 31, 2021. The recovery in revenue and adjusted revenue is on account of volume growth of approximately 4.2%, with balance being contributed by increase in average transaction price.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 383.8 million (USD 4.6 million) in the three months ended December 31, 2022, as compared to INR 207.1 million (USD 2.5 million) in the three months ended December 31, 2021, reflecting an increase of 85.3%.

Adjusted Revenue (1) for this segment increased by 20.6% to INR 254.2 million (USD 3.1 million) in the three months ended December 31, 2022 from INR 210.8 million (USD 2.5 million) in the three months ended December 31, 2021. In the three months ended December 31, 2022, Adjusted Revenue (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 70.4 million (USD 0.9 million) against an add-back of INR 83.4 million (USD 1.0 million) in the three months ended December 31, 2021. The increase in revenue and adjusted revenue in the three months ended December 31, 2022 is on account of recovery in domestic travel, along with addition of new distribution partners.

Other Services. Our Revenue from Other Services was INR 39.4 million (USD 0.5 million) in the three months ended December 31, 2022, a decrease from INR 43.4 million (USD 0.5 million) in the three months ended December 31, 2021.

Adjusted Revenue for this segment decreased by 0.8% to INR 47.1 million (USD 0.6 million) in the three months ended December 31, 2022, from INR 47.4 million (USD 0.6 million) in the three months ended December 31, 2021. In the three months ended December 31, 2022, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 7.7 million (USD 0.1 million) against an add-back of INR 4.0 million (USD 0.1 million) in the three months ended December 31, 2021 pursuant to IFRS 15. This decrease in Adjusted Revenue is primarily due to a decrease in revenue from our freight business.

(1) See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 129.3 million (USD 1.6 million) in the three months ended December 31, 2022, an increase from INR 52.5 million (USD 0.6 million) in the three months ended December 31, 2021 due to increase in advertising revenue.

Other Income. Our Other Income increased to INR 47.1 million (USD 0.6 million) in the three months ended December 31, 2022 from INR 7.8 million (USD 0.1 million) in the three months ended December 31, 2021 due to increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 22.9% to INR 311.6 million (USD 3.8 million) in the three months ended December 31, 2022 from INR 253.4 million (USD 3.1 million) in the three months ended December 31, 2021. Excluding employee share-based compensation costs of INR 54.5 million (USD 0.7 million) in the three months ended December 31, 2022, compared to INR 49.6 million (USD 0.6 million) in the three months ended December 31, 2021, personnel expenses increased by 26.1% in the three months ended December 31, 2022 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase, along with increase in headcount.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 77.5% to INR 81.8 million (USD 1.0 million) in the three months ended December 31, 2022 from INR 46.1 million (USD 0.6 million) in the three months ended December 31, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 820.9 million (USD 9.9 million) in the three months ended December 31, 2022 against INR 536.0 million (USD 6.5 million) in the three months ended December 31, 2021, increased by 53.2% on a YoY.

Other Operating Expenses. Other operating expenses increased by 43.5% to INR 374.8 million (USD 4.5 million) in the three months ended December 31, 2022 from INR 261.2 million (USD 3.2 million) in the three months ended December 31, 2021 primarily due to increase in commission, legal and professional charges, payment gateway charges, rates and taxes and provision for doubtful receivables.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) decreased to INR 36.0 million (USD 0.4 million) in the three months ended December 31, 2022 from an Adjusted EBITDA Profit(1) of INR 44.0 million (USD 0.5 million) in the three months ended December 31, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 39.9% to INR 44.4 million (USD 0.5 million) in the three months ended December 31, 2022 from INR 73.9 million (USD 0.9 million) in the three months ended December 31, 2021 primarily due to an increase in fully depreciated and amortized assets in the quarter ended December 31, 2022.

Impairment of loan to joint venture. On September 28, 2012, we entered into a joint venture agreement with respect to a company that operates in adventure travel activities. As at December 31, 2021, the Company has impaired the outstanding loan amount of INR 71.7 million (USD 0.9 million) to the joint venture (including interest).

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 63.0 million (USD 0.8 million) in the three months ended December 31, 2022. Our loss for the three months ended December 31, 2021 was INR 151.3 million (USD 1.8 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been a loss of INR 8.5 million (USD 0.1 million) for three months ended December 31, 2022 as compared to a loss of INR 29.9 million (USD 0.4 million) for three months ended December 31, 2021.

(1) See the section titled “Certain Non-IFRS Measures.”

Share of Loss of Joint Venture. Loss for the three months ended December 31, 2022 amounting to INR NIL, comprises the net impact of the reversal of INR 0.1 million (USD 0.01 million) and Group’s share of loss of INR 0.1 million (USD 0.01 million).

During the three months ended December 31, 2021, the Company recorded an income of INR 43.7 million (USD 0.58 million) on account of reversal of liability pertaining to obligation arising due to contribution towards losses of the joint venture that operates in adventure travel activities since the Company has the right to off-set such liability against loans and advances made to the joint venture.

Finance Income. Our finance income decreased to INR 4.7 million (USD 0.1 million) in the three months ended December 31, 2022 from INR 6.9 million (USD 0.1 million) in the three months ended December 31, 2021. This was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 142.6 million (USD 1.7 million) in the three months ended December 31, 2022 which includes interest on the lease liability of INR 8.7 million (USD 0.1 million) increased by INR 120.1 million (USD 1.5 million) from finance cost of INR 22.5 million (USD 0.3 million) in the three months ended December 31, 2021, which includes interest on the lease liability of INR 10.3 million (USD 0.1 million). The increase was on account of increase in the new borrowing facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the three month ended December 31, 2022, the Company has incurred INR 3.2 million (USD 0.1 million) compared to INR 21.9 million (USD 0.3 million) during the three months ended December 31, 2021 is charged to the profit and loss.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares (the “Warrants”) expired by their original terms. The change in the fair market value of warrants resulted in a gain of INR Nil during the three months ended December 31, 2022 as compared to a gain of INR 7.7 million (USD 0.1 million) in the three months ended December 31, 2021.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2022 was INR 13.4 million (USD 0.2 million) compared to INR 7.4 million (USD 0.1 million) during the three months ended December 31, 2021.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2022 was INR 217.5 million (USD 2.6 million) as compared to a loss of INR 144.7 million (USD 1.7 million) in the three months ended December 31, 2021. Excluding the employee share based compensation costs, listing and related expenses, impairment of loan to joint venture and net change in fair value of warrants, the Adjusted loss(1) would have been INR 159.7 million (USD 1.9 million) for the three months ended December 31, 2022 and Adjusted loss(1) INR 9.1 million (USD 0.1 million) for the three months ended December 31, 2021.

Basic Loss per Share. Basic Loss per Share was INR 3.44 (USD 0.04) in the three months ended December 31, 2022 as compared to Basic Loss per share of INR 2.30 (USD 0.03) in the three months ended December 31, 2021. After excluding the employee share-based compensation costs, listing and related expenses, impairment of loan to joint venture and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 2.53 (USD 0.03) in the three months ended December 31, 2022, as compared to Adjusted Basic Loss INR 0.14 (USD 0.01) in the three months ended December 31, 2021.

Diluted Loss per Share. Diluted Loss per Share was INR 3.44 (USD 0.04) in the three months ended December 31, 2022 as compared to Diluted Loss per share of INR 2.30 (USD 0.03) in the three months ended December 31, 2021. After excluding the employee share-based compensation costs, listing and related expenses, impairment of loan to joint venture and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 2.53 (USD 0.03) in the three months ended December 31, 2022 as compared to Adjusted Diluted Loss INR 0.14 (USD 0.01) in the three months ended December 31, 2021.

Liquidity. As of December 31, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,083.1 million (USD 13.1 million) vs. INR 703.1 million(USD 8.5 million) as of September 30, 2022, an increase of INR 380 million (USD 4.6 million). During the three months ended December 31, 2022, we issued secured NCDs aggregating to INR 300 million to Blacksoil Capital Pvt. Ltd. & Black Soil India Credit fund for the purpose of meeting our working capital needs. Subsequent to the quarter, we have been sanctioned secured sales invoice discounting/working capital facilities of INR 402 million and INR 500 million from Federal Bank and IDFC First Bank respectively taking our total revolving facilities in place in India to INR 1,452 million (USD 17.5 million) versus a pre-covid level of INR 1,300 million (USD 15.7 million) (as on March 31, 2020).

(1) See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended December 31, 2022 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on March 28, 2023. Dial in details for the conference call is as follows: US/International dial-in number: +1-646-664-1960. Confirmation Code: 618247 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/290152720.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra India.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Loss for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Loss for the period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Loss for the period as per IFRS	(144,677)	(217,529)	(365,275)	(295,715)
Employee share-based compensation costs	49,632	54,544	177,917	125,565
Depreciation and amortization	73,898	44,449	234,522	146,539
Impairment of loan to joint venture	71,719	-	71,719	1,000
Share of loss of joint venture	(43,747)	-	(41,616)	-
Finance income	(6,891)	(4,709)	(42,922)	(15,801)
Finance costs	22,511	142,569	71,012	224,483
Change in fair value of warrants	(7,715)	-	(32,756)	-
Listing and related expenses	21,905	3,249	21,905	20,183
Tax expense	7,356	13,391	11,554	30,971
Adjusted EBITDA	43,991	35,964	106,060	237,225

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Results from operations (as per IFRS)	(151,258)	(63,029)	(378,098)	(35,879)
Employee share-based compensation costs	49,632	54,544	177,917	125,565
Impairment of loan to joint venture	71,719	-	71,719	1,000
Adjusted Results from Operations	(29,907)	(8,485)	(128,462)	90,686

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Loss for the period (as per IFRS)	(144,677)	(217,529)	(365,275)	(295,715)
Employee share-based compensation costs	49,632	54,544	177,917	125,565
Change in fair value of warrants	(7,715)	-	(32,756)	-
Impairment of loan to joint venture	71,719	-	71,719	1,000
Listing and related expenses	21,905	3,249	21,905	20,183
Adjusted Loss for the period	(9,136)	(159,736)	(126,490)	(148,967)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Nine months ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Basic Loss per share (as per IFRS)	(2.30)	(3.44)	(5.81)	(4.71)
Employee share-based compensation costs	0.78	0.86	2.82	1.98
Change in fair value of warrants	(0.12)	-	(0.53)	-
Impairment of loan to joint venture	1.15	-	1.15	0.02
Listing and related expenses	0.35	0.05	0.35	0.32
Adjusted Basic Loss Per Share	(0.14)	(2.53)	(2.02)	(2.39)

	Three months ended		Nine months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Diluted Loss per share (as per IFRS)	(2.30)	(3.44)	(5.81)	(4.71)
Employee share-based compensation costs	0.78	0.86	2.82	1.98
Change in fair value of warrants	(0.12)	-	(0.53)	-
Impairment of loan to Joint venture	1.15	-	1.15	0.02
Listing and related expenses	0.35	0.05	0.35	0.32
Adjusted Diluted Loss Per Share	(0.14)	(2.53)	(2.02)	(2.39)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	324,041	350,065	207,146	383,796	43,436	39,420	52,474	129,291	627,097	902,572
Add: Customer promotional expenses	402,421	661,000	83,406	70,420	4,011	7,650	-		489,838	739,070
Service cost	-	-	(79,789)	(200,035)			-	-	(79,789)	(200,035)
Other income	-	-	-	-			-	-	7,802	47,065
Adjusted Revenue	726,462	1,011,065	210,763	254,181	47,447	47,070	52,474	129,291	1,044,948	1,488,672

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Nine months ended December 31,
Amount in INR thousands	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	828,859	1,154,354	340,219	1,041,779	95,663	121,546	119,743	315,316	1,384,484	2,632,995
Add: Customer promotional expenses	714,733	1,721,333	191,793	196,659	10,691	18,014	-	-	917,217	1,936,006
Service cost	-	-	(112,625)	(440,896)			-	-	(112,625)	(440,896)
Other income	-	-	-	-			-	-	133,243	130,183
Adjusted Revenue	1,543,592	2,875,687	419,387	797,542	106,354	139,560	119,743	315,316	2,322,319	4,258,288

Debt covenant- Company’s subsidiaries’ factoring debt facility contains certain financial covenants relating to unencumbered cash and cash equivalents to be equal to 12 months trailing cash burn, positive net worth and total operating liabilities should not exceed twice total tangible net worth. At December 31, 2022 there was a non compliance in relation to only one of the debt covenants, i.e. “total operating liabilities should not exceed twice total tangible net worth”. The Company’s subsidiaries secured a waiver from the lender in this respect subsequent to December 31, 2022.

By virtue of cross default provisions in other debt facilities availed by the Company and its subsidiaries, said debt facilities became payable on demand. The Company and its subsidiaries obtained waivers from all of these lenders subsequent to December 31, 2022.

Since the waivers in relation to the non compliance of the debt covenants were received subsequent to end of reporting period, the portions of the debt facilities amounting to INR 285.2 million (USD 3.4 million), which otherwise should have been classified as non current have been classified as current at December 31, 2022.

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements concerning management’s beliefs as well as our strategic and operational plans; Yatra India’s ability to consummate the Indian IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; the adaptation or implementation of policies to try and reduce costs and the success of those policies at reducing costs; our ability to generate positive cash flow; and our future financial performance, including statements about our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability, strengthen our balance sheet or take advantage of the rapidly recovering leisure and business travel market in India. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO; the impact of the COVID-19 pandemic; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”) whose corporate office is based in Gurugram, India. Yatra India is India’s leading corporate travel services provider with approximately 770 large corporate customers and approximately 58,000 registered SME customers and the second largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2020 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 103,000 hotels in approximately 1,400 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report). Yatra India also launched a freight forwarding business in late 2020 called Yatra Freight to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS
FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2022

(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	574,623	773,281	9,348	1,264,741	2,317,680	28,018
Other revenue	52,474	129,291	1,563	119,743	315,315	3,812
Total revenue	627,097	902,572	10,911	1,384,484	2,632,995	31,830
Other income	7,802	47,065	569	133,243	130,183	1,574

Service cost	79,789	200,035	2,418	112,625	440,896	5,330
Personnel expenses	253,443	311,578	3,767	767,615	869,033	10,506
Marketing and sales promotion expenses	46,116	81,843	989	90,291	194,035	2,346
Other operating expenses	261,192	374,761	4,530	619,053	1,147,554	13,873
Depreciation and amortization	73,898	44,449	537	234,522	146,539	1,772
Impairment of loan to Joint venture	71,719	-	-	71,719	1,000	12
Results from operations	(151,258)	(63,029)	(761)	(378,098)	(35,879)	(435)

Share of loss of joint venture	43,747	-	-	41,616	-	-
Finance income	6,891	4,709	57	42,922	15,801	191
Finance costs	(22,511)	(142,569)	(1,724)	(71,012)	(224,483)	(2,714)
Listing and related expenses	(21,905)	(3,249)	(39)	(21,905)	(20,183)	(244)
Change in fair value of warrants - gain	7,715	-	-	32,756	-	-
Loss before taxes	(137,321)	(204,138)	(2,467)	(353,721)	(264,744)	(3,202)
Tax expense	(7,356)	(13,391)	(162)	(11,554)	(30,971)	(374)
Loss for the period	(144,677)	(217,529)	(2,629)	(365,275)	(295,715)	(3,576)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	2,765	(1,026)	(13)	2,866	(10,798)	(130)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(753)	17,661	213	(961)	(5,539)	(66)
Other comprehensive loss for the period, net of tax	2,012	16,635	200	1,905	(16,337)	(196)
Total comprehensive loss for the period, net of tax	(142,665)	(200,894)	(2,429)	(363,370)	(312,052)	(3,772)

Profit/(loss) attributable to :
Owners of the Parent Company	(143,281)	(216,425)	(2,616)	(361,831)	(295,522)	(3,574)
Non-Controlling interest	(1,396)	(1,104)	(13)	(3,444)	(193)	(2)
Loss for the period	(144,677)	(217,529)	(2,629)	(365,275)	(295,715)	(3,576)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(141,307)	(199,786)	(2,416)	(359,965)	(311,711)	(3,768)
Non-Controlling interest	(1,358)	(1,108)	(13)	(3,405)	(341)	(4)
Total comprehensive loss for the period	(142,665)	(200,894)	(2,429)	(363,370)	(312,052)	(3,772)

Loss per share
Basic	(2.30)	(3.44)	(0.04)	(5.81)	(4.71)	(0.06)
Diluted	(2.30)	(3.44)	(0.04)	(5.81)	(4.71)	(0.06)

Weighted average no. of shares
Basic	62,415,613	62,972,047	62,972,047	62,295,095	62,795,073	62,795,073
Diluted	62,415,613	62,972,047	62,972,047	62,295,095	62,795,073	62,795,073

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2022

(Amounts in thousands, except per share data and number of shares)

	March 31, 2022	December 31, 2022	December 31, 2022
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	21,997	42,855	518
Right-of-use assets	229,710	201,076	2,431
Intangible assets and goodwill	752,260	746,382	9,023
Prepayments and other assets	922	532	6
Other financial assets	48,320	49,005	592
Term deposits	-	421	5
Other non financial assets	216,231	190,196	2,299
Deferred tax asset	9,996	10,520	127
Total non-current assets	1,279,436	1,240,987	15,001

Current assets
Inventories	235	111	1
Trade and other receivables	1,934,713	2,639,216	31,905
Prepayments and other assets	607,731	820,058	9,914
Income tax recoverable	205,557	263,434	3,185
Other financial assets	68,356	79,166	957
Term deposits	568,264	409,399	4,949
Cash and cash equivalents	800,282	673,267	8,139
Total current assets	4,185,138	4,884,651	59,050

Total assets	5,464,574	6,125,638	74,051

Equity and liabilities
Equity
Share capital	842	849	10
Share premium	20,286,474	20,371,101	246,266
Treasury shares	(11,219)	(11,219)	(136)
Other capital reserve	263,531	247,188	2,988
Accumulated deficit	(19,617,091)	(19,902,043)	(240,595)
Foreign currency translation reserve	(32,279)	(37,818)	(457)
Total equity attributable to equity holders of the Company	890,258	668,058	8,076
Total Non-controlling interest	1,983	10,356	125
Total equity	892,241	678,414	8,201

Non-current liabilities
Borrowings	4,204	19,064	230
Trade and other payables	42,605	56,539	683
Deferred tax liability	11,513	7,761	94
Employee benefits	34,108	41,019	496
Deferred revenue	64,965	-	-
Lease liability	230,668	204,749	2,475
Total non-current liabilities	388,063	329,132	3,978

Current liabilities
Borrowings	354,376	1,813,223	21,920
Trade and other payables	2,394,712	2,045,720	24,731
Employee benefits	68,845	56,820	687
Deferred revenue	183,212	88,419	1,069
Income taxes payable	4,052	14,441	175
Lease liability	38,991	44,213	534
Other financial liabilities	429,457	406,902	4,919
Other current liabilities	710,625	648,354	7,837
Total current liabilities	4,184,270	5,118,092	61,872
Total liabilities	4,572,333	5,447,224	65,850
Total equity and liabilities	5,464,574	6,125,638	74,051

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR NINE MONTHS ENDED DECEMBER 31, 2022

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Loss for the period				(295,522)			(295,522)	(193)	(295,715)

Other comprehensive loss
Foreign currency translation differences				-		(5,539)	(5,539)	-	(5,539)
Re-measurement gain on defined benefit plan				(10,650)		-	(10,650)	(148)	(10,798)
Total other comprehensive loss	-	-	-	(10,650)	-	(5,539)	(16,189)	(148)	(16,337)

Total comprehensive loss	-	-	-	(306,172)	-	(5,539)	(311,711)	(341)	(312,052)

Share based payments	-	-	-	6,676	118,889	-	125,565	-	125,565
Transaction with equity shareholders	-	(27,340)	-	-	-	-	(27,340)	-	(27,340)
Exercise of options	7	111,967	-	-	(111,974)	-	-	-	-
Warrants	-	-	-	23,258	(23,258)	-	-	-	-
Change in non-controlling interest	-	-	-	(8,714)	-	-	(8,714)	8,714	-

Total contribution by owners	7	84,627	-	21,220	(16,343)	-	89,511	8,714	98,225

Balance as at December 31, 2022	849	20,371,101	(11,219)	(19,902,043)	247,188	(37,818)	668,058	10,356	678,414

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR NINE MONTHS ENDED DECEMBER 31, 2022

(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2021	2022	2022
	INR	INR	USD

Loss before tax	(353,721)	(264,744)	(3,202)
Adjustments for non-cash and non-operating items	275,864	271,805	3,286
Change in working capital	(681,991)	(1,464,260)	(17,701)
Direct taxes paid (net of refunds)	60,002	(82,762)	(1,001)
Net cash flows used in operating activities	(699,846)	(1,539,961)	(18,618)
Net cash flows from/(used in) investing activities	106,741	79,852	965
Net cash flows (used in) financing activities	13,636	1,281,405	15,491
Net decrease in cash and cash equivalents	(579,469)	(178,704)	(2,162)
Cash and cash equivalents at the beginning of the period	1,711,589	800,282	9,675
Effect of exchange differences on cash and cash equivalents	9,919	51,689	628
Cash and cash equivalents at the end of the period	1,142,039	673,267	8,139

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the nine months ended December 31,
(In thousands except percentages)	2021	2022	2021	2022
Quantitative details *
Air Passengers Booked	1,267	1,320	2,578	3,876
Stand-alone Hotel Room Nights Booked	342	398	701	1,328
Packages Passengers Travelled	4	6	6	16
Gross Bookings
Air Ticketing	9,691,893	13,247,885	18,209,350	41,286,219
Hotels and Packages	1,221,492	1,918,879	2,437,061	6,070,671
Other Services	935,326	637,154	2,225,545	2,207,892
Total	11,848,711	15,803,918	22,871,956	49,564,782
Adjusted Revenue
Air Ticketing	726,462	1,011,065	1,543,592	2,875,687
Hotels and Packages	210,763	254,181	419,387	797,542
Other Services	47,447	47,070	106,354	139,560
Others (Including Other Income)	60,276	176,356	252,986	445,499
Total	1,044,948	1,488,672	2,322,319	4,258,288
Net Revenue Margin%**
Air Ticketing	7.5%	7.6%	8.5%	7.0%
Hotels and Packages	17.3%	13.2%	17.2%	13.1%
Other Services	5.1%	7.4%	4.8%	6.3%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.